Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com
VIA email & EDGAR

November 15, 2012

Mr. Alberto Zapata
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

Re:       The Lincoln National Life Insurance Company (the “Company”)
           Lincoln National Variable Annuity Account H
American Legacy® Fusion (File No. 333-175888)

Dear Mr. Zapata:

This letter replaces the response letter dated November 13, 2012.

We understand that these comments apply to the supplements filed for the registration statement noted above as well as the following: 333-18419, 333-35780, 333-170695, 333-172328, 333-174367, 333-175691, 333-176213 and 333-176216. This letter and the attached blacklined supplement for File No. 333-175888 are in response to your comments of November 6, 2012.

1.	General Comments:
a.
Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees (other than reinsurance agreements) or whether the company will be solely responsible for paying out on any guarantees associated with the contracts.

b.	Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifiers associated with the contract.
c.
Unless otherwise indicated, please make conforming changes to the other supplements. If a comment has applicability to more than one supplement, please identify the supplement for which the change was made.

Response:
a.
There are no guarantees or support agreements with third parties that support any of the guarantees under the contract, and the company will be solely responsible for paying out on any guarantees associated with the contracts.

b.	The contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.
c.	Conforming changes will be made to all of the supplements listed in the introductory paragraph of this letter.

2.	Please reorder the sections to appear in the same order in which they appear in the prospectus.

Response:
The supplement has been re-arranged so that the information appears in the same order as it appears in the underlying prospectus.

3.
Please provide additional information for the reader as to how these changes affect prospectus. Some sections of the supplement contain no guidance regarding the placement of new information. For example, please explain whether Expense table A replaces the table in the prospectus. With regard to other sections, provide additional information as to placement.

Response:
We have provided information regarding placement of new information and discussion about how the new information affects the current prospectus.

4.
Does the new purchase payment requirement apply to new purchasers, existing contractowners, or both? Please confirm that each prospectus affected by these comments, including all registration statements subject to 485(b)(1)(vii) requests, included language reserving the right to restrict purchase payments and that the language was included at all times these contracts were sold.

Response:
The new requirement applies to both new purchasers and existing contractowners. All of the underlying prospectuses, including those subject to 485(b)(1)(vii) requests, include disclosure that the Company reserves the right to limit purchase payments made to the contract. This disclosure was present in most of the impacted registration statements at all times the contracts were sold, with the exception of a small subset of older contracts, for which the disclosure was added in 2004. In addition, at all times the contracts were sold, the Company included a provision in each of the impacted contracts reserving the Company's right to restrict purchase payments.

5.	Please provide the staff with an updated supplement containing the information that was missing from the last post-effective amendment, including age bands and percentages.

Response:
The missing information has been provided in this Correspondence filing and will be included in the next post-effective amendment for all supplements.

6.	Part C page b-5, please note the representation made before the signatures is incorrect. The filing is made pursuant to Rule 485(a) and not 485(b).

Response:
We recognize this error and agree that the representation was inappropriate for a filing made pursuant to Rule 485(a).

7.	Tandy representations must be filed.

Response:  In regards to the referenced filing, The Lincoln National Life Insurance Company and Lincoln National Variable Annuity Account H (together “Lincoln”) acknowledge the following:

•	Lincoln is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

•	Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Registrant recognizes that in accelerating these filings, including the filings subject to the 485(b)(1)(vii) request, the Commission is not passing on the appropriateness of the change relating to the limitation on aggregate purchase payments.

We intend to request an effective date of November 20, 2012, for these registration statements:
333-18419, 333-35780, 333-170695, 333-172328, 333-174367, 333-175888, 333-176213 and 333-176216. This request will be made in a formal letter and correspondence filing prior to that date.  We will also submit new 485(a) filings for these registration statements on November 20, 2012, that will contain audited financial statements and consents. The filings which are subject to 485(b)(1)(vii) requests will be submitted under Rule 485(b) on November 21, 2012.

The changes discussed in the supplement for File No. 333-175691 are not effective until January 1, 2013, so we will wait and submit that 485(a) filing closer to that effective date.

Thank you for assistance with this project. Please call me at 860-466-1222 with further comments and questions.

Sincerely,

Scott C. Durocher
Counsel